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                                                                      EXHIBIT 4

FOR IMMEDIATE RELEASE                                           AUGUST 15, 1996

                   SEARS TO ACQUIRE ORCHARD SUPPLY HARDWARE

  CHICAGO, Illinois and SAN JOSE, California--Sears, Roebuck and Co. [NYSE: S] and Orchard Supply Hardware Stores Corporation [NYSE: ORH] today announced the signing of a definitive agreement providing for the acquisition of Orchard by Sears for $35.00 per share or a total transaction value of approximately $415 million. Orchard operates 61 hardware superstores in California.

  "By combining the strengths of Orchard and Sears Hardware Stores, we will accelerate the growth of our successful off-the-mall hardware business," said Arthur C. Martinez, Sears Chairman and Chief Executive Officer. "Orchard is one of the most successful convenience-oriented hardware retailers in the country, with a well-deserved reputation for excellent assortment, service and management. Adding Orchard's high-performance locations to Sears Hardware business and, in turn, extending the power of Sears Craftsman and DieHard brands to Orchard's merchandise mix, will give Sears a unique profile in the important California market."

  "We believe this transaction is attractive for our stockholders and creates an exciting opportunity for Orchard and its employees," said Maynard Jenkins, President and Chief Executive Officer of Orchard. "Joining with Sears will help both companies by combining the best practices of each company and will help Orchard to fulfill its expansion plans."

  Under the agreement, Sears will begin a cash tender offer on or about August 21, 1996 for all of Orchard's approximately 8,800,000 outstanding common shares (including 1,280,000 shares issuable upon conversion of outstanding shares of preferred stock) at a price of $35.00 net per share. The Orchard Board of Directors unanimously approved the agreement and recommended that Orchard stockholders tender their shares pursuant to the offer. After successful completion of the tender offer, remaining shares of Orchard will be acquired at the tender offer price through a merger. Orchard's Board of Directors has received the opinion of Montgomery Securities that the consideration payable in the tender offer and merger is fair, from a financial point of view, to Orchard stockholders.

  In connection with the acquisition agreement, affiliates of Freeman Spogli & Co. Incorporated, Orchard's largest stockholders, have agreed to tender their 1,604,043 shares of common stock (including shares issued upon conversion of preferred stock), which represent approximately 18.2% of Orchard's current outstanding stock, and have also granted Sears an option on such shares at $35.00 per share of common stock, which can be exercised under certain circumstances. The definitive agreement provides for payment to Sears under certain circumstances of a termination fee and reimbursement of expenses if the Orchard Board of Directors, in the exercise of its fiduciary responsibilities, terminates the definitive agreement or withdraws or modifies its recommendation that Orchard stockholders tender their shares pursuant to the offer.

  Merrill Lynch & Co. will act as Dealer Manager for the tender offer. The consummation of the tender offer is subject to certain customary conditions, including the tender of a majority of Orchard's outstanding shares (on a fully diluted basis) and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

  Orchard, through its 61 hardware superstores in California, specializes in serving the needs of the "fix-it" homeowner focused on repair and maintenance projects. Freeman Spogli & Co. Incorporated acquired Orchard in May 1989 and the company completed its initial public offering in March 1993.

  Sears, Roebuck and Co. owns and operates more than 2,300 department and specialty stores in the U.S., including HomeLife furniture, Sears Hardware, and automotive parts and tire outlets, which include 390 Western Auto stores. Sears retail network also extends to 400 Sears-authorized dealer stores and 900 independently owned and operated Western Auto retail locations. Sears, Roebuck and Co. is majority owner of Sears Canada and Sears Mexico. The Hoffman Estates, Ill.-based company has annual revenue of more than $34 billion.
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For more information, please contact:

  Sears, Roebuck and Co.
  Janice R. Drummond
  (847) 286-8316

  Orchard Supply Hardware Stores Corporation
  Stephen M. Hilberg, Vice President and Chief Financial Officer
  (408) 365-2608